DLA Piper Rudnick Gray Cary US LLP 4365 Executive Drive Suite 1100 San Diego, California 92121-2133 O 858.677.1428 F 858.677.1401 W www.dlapiper.com
March 24, 2006
VIA EDGAR
United States Securities And Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0610
Washington, D.C. 20549

Attn:	John L. Krug Jeffrey Riedler

Re:	Halozyme Therapeutics, Inc. Preliminary Schedule 14A filed March 17, 2006 (File No. 1-32335)
Gentlemen:
     We are writing to you on behalf of our client, Halozyme Therapeutics, Inc., a Nevada corporation (the “Company”), in response to your letter dated March 22, 2006, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Preliminary Schedule 14A filed on March 17, 2006 (the “Proxy”). The Staff’s comment is set forth below as well as the Company’s response to the Staff’s comment.
Comment:
Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares.
Response:
     The Company proposes adding the language indicated by underline below to the first paragraph of the subsection in Proposal 2 of the Proxy titled “Purpose and Effect of the Amendments”:
     “The principal purpose of the proposed amendment to the Articles is to authorize additional shares of Common Stock, which will be available in the event the Board determines that it is necessary or appropriate to permit future stock splits in the form of stock dividends, to raise additional capital through the sale of equity securities, to acquire another company or its assets, to establish strategic relationships with corporate partners, to provide equity incentives to employees and officers or for other corporate purposes. The availability of additional shares of Common Stock is particularly important in the event that the Board needs to undertake any of the foregoing actions on an expedited basis and thus to avoid the time and expense of seeking stockholder approval in connection with the contemplated issuance of Common Stock. We do not currently have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of these additional shares of Common Stock. If the amendments are approved by the
SILICON VALLEY          SAN DIEGO          SAN FRANCISCO          AUSTIN          SEATTLE          SACRAMENTO          LA JOLLA          WASHINGTON, DC
Serving clients globally

United States Securities And Exchange Commission
March 24, 2006
Page Two
stockholders, the Board does not intend to solicit further stockholder approval prior to the issuance of any additional shares of Common Stock, except as may be required by applicable law.”
     Because the Company anticipates mailing a definitive proxy to its stockholders during the week of March 27, 2006, we look forward to receiving approval of the proposed language from the Staff at the earliest opportunity. Further comments or requests for information should be directed to the undersigned. You can reach me at (858) 677-1428.
Sincerely,
DLA Piper Rudnick Gray Cary US LLP
By:  /S/ James E. Cartoni
James E. Cartoni
james.cartoni@dlapiper.com
JEC:cic
cc: Doug Rein, Esq.